Exhibit 99.1

RYB Education, Inc. Reports Fourth Quarter and Full Year 2019 Financial Results

BEIJING, March 31, 2020 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Operational and Financial Summary

•                  Number of students enrolled at directly operated facilities was 30,806 as of December 31, 2019, compared with 23,627 as of December 31, 2018.

•                  Net revenues increased by 12.7% to $50.7 million, compared with $45.0 million for the fourth quarter of 2018.

•                  Gross profit increased by 24.8% to $9.9 million, compared with $7.9 million for the fourth quarter of 2018.

•                  Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2019 was $0.2 million, compared with $0.6 million for the fourth quarter of 2018. Adjusted net income attributable to ordinary shareholders1 of RYB for the fourth quarter of 2019 was $1.1 million, compared with $1.1 million for the fourth quarter of 2018.

•                  Cash used in operating activities was $9.3 million in the fourth quarter of 2019, compared with $9.5 million cash used in operating activities for the fourth quarter of 2018.

Full Year 2019 Financial Summary

•                  Net revenues were $182.3 million, compared with $156.5 million for 2018.

•                  Gross profit was $26.7 million, compared with $25.6 million for 2018.

•                  Net loss attributable to ordinary shareholders of RYB for 2019 was $2.4 million, compared with $1.8 million for 2018. Adjusted net income attributable to ordinary shareholders2 of RYB for 2019 was $1.4 million, compared with $5.1 million for 2018.

“Looking back at the fourth quarter of 2019, in the face of many challenges in the overall market, we continued to focus on growing our core businesses whilst improving the educational quality of our offerings and services, increasing operational efficiencies, and achieving higher levels of customer satisfaction. We also further advanced the online-merge-offline process across our facilities,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB. “Throughout the year, we carried out our brand portfolio strategy in response to the diverse needs of students and families and actively supported new regulatory policies of early childhood education. Additionally, we continued to make smooth progress integrating new business operations across multiple geographies and enriching our suite of diversified products and services.”

1  Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

2  Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” included elsewhere in this earnings release.

“Over the past two months, China has fought with tremendous courage against the coronavirus pandemic. As a responsible corporate citizen, we have proactively monitored the health status of our children, families and staff members, secured and provided healthcare supplies to our facilities in coronavirus impacted regions, and compiled a RYB Handbook on COVID-19 and distributed to all the facilities within our network. During the same time, we have also worked diligently to provide our students and families with resources for continuous co-parenting support that facilitate learning and parent-child interaction. In an effort to maintain educational continuity for families and teachers affected by facility closures, we have provided free access via our self-developed mobile app and collaborating third party platforms to an entire library of home education content. For example, in early February, we launched a series of online educational content comprising of ten learning modules for our kindergartens. This approach has proven to be very popular, attracting over 100,000 participating students. For franchise play-and-learn centres, we also offered a 99-day free access to education content on the iLove app, which attracted over 300,000 registered users to date. Other parts of the efforts also include additional online training for our teaching staff during this time. Going forward, we will continue to execute our growth strategy by focusing on our core operations, advancing our digital transformation, and developing new and innovative ways to serve children and families,” concluded Ms. Shi.

Mr. Hao Gu, Chief Financial Officer of RYB, said, “In the fourth quarter of 2019, the number of students enrolled at our directly operated facilities reached 30,806 and our net revenues grew 12.7%, approaching the high end of our guidance. At the same time, our prudent cost control achieved satisfactory results. Our gross profit in the fourth quarter increased by 24.8% compared with the same period last year, while operating income were $3.3 million, versus an operating loss of $0.13 million for the fourth quarter of 2018.  For the full year 2019, the Company achieved a solid increase of 16.5% in revenues, and a positive operating cash flow of $13.0 million compared with $0.8 million during 2018.”

“The health and welfare of the children and families we serve is always our highest priority. Toward this end, over the past couple of years we have invested in initiatives that have enhanced teacher training and upgraded our operating systems. Today we have a solid professional foundation in place that allows us to respond effectively to unexpected developments, like the coronavirus outbreak. Despite the suspension of some of our operations as a result of the outbreak, we remain confident of the resilience of our business. By further integrating technology into our offerings we are executing our company-wide digital strategy to drive innovation and pave the way for a wider spectrum of products and services, increased revenue streams, better cost structures, improved efficiencies and long-term profitable returns,” concluded Mr. Gu.

Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2019 increased by 12.7% to $50.7 million, from $45.0 million for the same quarter of 2018.

Service revenues for the fourth quarter of 2019 increased by 21.3% to $46.6 million, from $38.5 million for the same quarter of 2018. The increase was primarily contributed by student enrolment gains in directly operated facilities in ramp-up period and from directly operated facilities in Singapore that were acquired during the second quarter of 2019. Franchise services revenue also increased due to the expansion of franchise network and an increase in average franchise fee.

Product revenues for the fourth quarter of 2019 decreased by 37.4% to $4.1 million, from $6.5 million for the same quarter of 2018. The decrease was primarily due to a decrease in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the fourth quarter of 2019 was $40.9 million, a 10.2% increase from $37.1 million for the same quarter of 2018. Cost of revenues for services for the fourth quarter of 2019 was $39.1 million, compared with $33.6 million for the same quarter of 2018. The increase was primarily due to higher staff compensation and operating cost, such as rental and material consumption as the Company continued to moderately expand its facilities network, including directly operated facilities in Singapore acquired during the second quarter of 2019. Cost of products revenues for the fourth quarter of 2019 was $1.8 million, compared with $3.5 million for the same quarter of 2018. The decrease was generally in line with the decrease in product revenues.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2019 increased by 24.8% to $9.9 million, compared with $7.9 million for the same quarter of 2018.

Gross margin for the fourth quarter of 2019 was 19.4%, compared with 17.6% for the same quarter last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2019 were $6.5 million, compared with $8.0 million for the same quarter of 2018. Excluding share-based compensation expenses, operating expenses were $5.6 million, a decrease of 17.6% from $6.8 million for the fourth quarter of 2018.

Selling expenses for the fourth quarter of 2019 were $0.7 million, compared with $0.7 million for the same quarter of 2018.

General and administrative (“G&A”) expenses for the fourth quarter of 2019 were $5.9 million, a 20.2% decrease from $7.3 million for the same quarter of 2018. Excluding share-based compensation expenses, G&A expenses were $5.0 million for the fourth quarter of 2019, compared with $6.1 million for the same quarter of 2018. The decrease in G&A expenses excluding share-based compensation expenses was primarily driven by our stringent cost control measures. The share-based compensation expenses included in G&A expenses were $0.9 million for the quarter.

Operating Income/loss

Operating income for the fourth quarter of 2019 was $3.3 million, compared with $0.1 million of operating loss for the same quarter last year. Adjusted operating income3 was $4.2 million for the fourth quarter of 2019, compared with $1.1 million for the same quarter of 2018.

Net Income/loss

Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2019 was $0.2 million, compared with $0.6 million for the same quarter of 2018. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of $0.9 million of share-based compensation expense for the fourth quarter of 2019, was $1.1 million, compared with $1.1 million for the same quarter of 2018.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the fourth quarter of 2019 were both $0.01, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.02, for the same quarter of 2018. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders4 of RYB for the fourth quarter of 2019 were both $0.04, compared with $0.04 and $0.03 for the same quarter of 2018.

EBITDA5 for the fourth quarter of 2019 was $6.7 million, compared with $4.3 million for the same period of 2018. Adjusted EBITDA6 for the fourth quarter of 2019 was $7.6 million, compared with $5.5 million for the same quarter of 2018.

Operating Cash Flow

Cash used in operating activities was $9.3 million during the fourth quarter of 2019, compared with $9.5 million of cash used in operating activities during the fourth quarter of 2018.

Full Year of 2019 Financial Results

Net Revenues

Net revenues for the full year of 2019 were $182.3 million, compared with $156.5 million for 2018.

Services revenues for the full year of 2019 were $166.2 million, compared with $139.2 million for 2018. The increase was primarily contributed by increased tuition fees due to a student-mix shift, enrolment increase at directly operated facilities and contribution from acquired facilities in Singapore.

3  Adjusted operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

4  Adjusted basic and diluted net income per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses.

5  EBITDA is defined as net income excluding depreciation, amortization and income tax expenses.

6  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses.

Product revenues for the full year of 2019 were $16.1 million, compared with $17.3 million for 2018. The decrease was primarily due to a decrease in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the full year of 2019 was $155.5 million, compared with $130.9 million for 2018. Cost of services revenues for the full year of 2019 was $147.7 million, compared with $121.5 million for 2018. The increase was primarily due to an increase in staff compensation and higher operating cost, such as rental and material consumption as the Company continued to moderately expand its facilities network. Cost of products revenues for the full year of 2019 was $7.9 million, compared with $9.3 million for 2018.

Gross Profit and Gross Margin

Gross profit for the full year of 2019 was $26.7 million, compared with $25.6 million for 2018.

Gross margin for the full year of 2019 was 14.7%, compared with 16.4% for 2018.

Operating Expenses

Total operating expenses for the full year of 2019 were $26.6 million, compared with $28.7 million for 2018. Excluding share-based compensation expenses, operating expenses were $22.6 million, compared with $22.1 million for 2018.

Selling expenses were $2.8 million for the full year of 2019, compared with $2.2 million for 2018.

G&A expenses for the full year of 2019 were $23.8 million, compared with $26.4 million for 2018. Excluding share-based compensation expenses, G&A expenses were $19.9 million for the full year of 2019, compared with $19.9 million for 2018 despite network expansion thanks to our stringent cost control measures.

Operating Income/loss

Operating income for the full year of 2019 was $0.2 million, compared with operating loss of $3.0 million for 2018. Adjusted operating income for 2019 was $4.1 million, compared with $3.7 million for 2018.

Net Income/loss

Net loss attributable to ordinary shareholders of RYB for the full year of 2019 was $2.4 million, compared with $1.8 million for 2018. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expenses and changes of redeemable non-controlling interests, for the full year of 2019 was $1.4 million, compared with $5.1 million for 2018.

Basic and diluted net losses per ADS attributable to ordinary shareholders of RYB for the full year of 2019 were both $0.09 compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RYB of both $0.06 for 2018. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the full year of 2019 were both $0.05, compared with $0.18 and $0.16, respectively, for 2018.

EBITDA for the full year of 2019 was $12.9 million, compared with $8.8 million for 2018. Adjusted EBITDA for 2019 was $16.8 million, compared with $15.6 million for 2018.

Balance Sheet

As of December 31, 2019, the Company had total cash, cash equivalents and term deposits of $68.7 million, compared with $104.1 million as of December 31, 2018. The decrease in cash balance was primarily driven by acquisition related payments and capital expenditures.

Charitable Causes Associated with the Coronavirus Outbreak in China

RYB is fully committed to carrying out its corporate social responsibilities. On January 29, 2020, we announced a donation of RMB 1 million and 10 infrared thermometers to support Wuhan and other cities in Hubei Province, the epicentre of the coronavirus outbreak in China. For remote and continuous education, we have started offering an abundance of online content and offerings free of charge to children and families across the country.

Conference Call

Management will host an earnings conference call at 8:00 a.m. Eastern Time on Tuesday, March 31, 2020 (8:00 p.m. Beijing Time on March 31, 2020). Listeners may access the call by dialing:

United States (toll free):                                                                        1-888-317-6003

International:                                                                                                                             1-412-317-6061

China (toll free):                                                                                                               400-120-6115

Hong Kong (toll free):                                                                                  800-963-976

Participant Elite Entry Number:                              4141218

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the earnings conference call.

A telephone replay will be available approximately one hour after the call until April 7, 2020 by dialing:

United States (toll free):                                                                        1-877-344-7529

International:                                                                                                                             1-412-317-0088

Replay Access Code:                                                                                     10141137

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility,’’ “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes of redeemable non-controlling interests.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrolment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail: ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 6508-0677

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31, 2019	December 31, 2018
Current assets:
Cash and cash equivalents	68,728	104,084
Term deposits	1,005	—
Accounts receivable, net	2,804	876
Inventories	7,256	4,811
Prepaid expenses and other current assets	13,159	11,243
Loan receivables-current	1,149	582
Amounts due from related parties	349	—
Total current assets	94,450	121,596

Non-current assets:
Restricted cash	710	746
Property, plant and equipment, net	50,142	45,896
Intangible assets	17,700	4,491
Goodwill	52,687	25,096
Long-term investment	5,237	4,805
Deferred tax assets	18,161	16,195
Other non-current assets	13,604	24,048
Loan receivables-noncurrent	—	582
Operating lease right-of-use assets	83,403	—
Total assets	336,094	243,455

Liabilities
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIEs without recourse to the Group of $5,904 and $6,647 as of December 31, 2019 and 2018, respectively)	5,904	6,647
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $47,825 and $54,443 as of December 31, 2019 and 2018, respectively)	56,472	60,429
Income taxes payable(including income taxes payable of the consolidated VIEs without recourse to the Group of $14,364 and $11,298 as of December 31, 2019 and 2018, respectively)	14,929	11,685
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $13,068 and $nil as of December 31, 2019 and 2018, respectively)	16,399	—
Deferred revenue, current portion(including deferred revenue of the consolidated VIEs without recourse to the Group of $30,266 and $29,578 as of December 31, 2019 and 2018, respectively)	31,993	29,578
Long-term debt, current portion (including long-term debt of the consolidated VIEs without recourse to the Group of nil and nil as of December 31, 2019 and 2018, respectively)	87	—
Total current liabilities	125,784	108,339

Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $2,508 and $3,582 as of December 31, 2019 and 2018, respectively)	2,508	3,582
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $4,206 and $5,567 as of December 31, 2019 and 2018, respectively)	5,531	6,915
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $9,167 and $8,541 as of December 31, 2019 and 2018, respectively)	11,034	8,541
Deferred income tax liabilities(including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $1,271 and $1,110 as of December 31, 2019 and 2018, respectively)	3,384	1,110
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $68,509 and nil as of December 31, 2019 and 2018, respectively)	71,012	—
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to the Group of $124 and nil as of December 31, 2019 and 2018, respectively)	124	—
Total liabilities	219,377	128,487

Mezzanine equity
Redeemable non-controlling interests	8,801	1,628

Equity
Ordinary shares	29	29
Treasury stock	(12,000)	—
Additional paid-in capital	139,843	135,881
Statutory reserve	4,060	3,362
Accumulated other comprehensive income/(expense)	141	(122)
Accumulated deficit	(33,553)	(30,421)
Total RYB Education, Inc. shareholders’ equity	98,520	108,729
Non-controlling interest	9,396	4,611
Total equity	107,916	113,340
Total liabilities, mezzanine equity and total equity	336,094	243,455

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Net revenues:
Services	46,641	38,463	166,183	139,216
Products	4,094	6,541	16,100	17,282
Total net revenues	50,735	45,004	182,283	156,498
Cost of revenues:
Services	39,094	33,573	147,669	121,549
Products	1,783	3,531	7,865	9,315
Total cost of revenues	40,877	37,104	155,534	130,864
Gross profit	9,858	7,900	26,749	25,634

Operating expenses
Selling Expenses	680	696	2,808	2,233
General and administrative	5,856	7,338	23,775	26,428
Total operating expenses	6,536	8,034	26,583	28,661

Operating income/(loss)	3,322	(134)	166	(3,027)
Interest income	227	644	858	2,147
Government subsidy income	109	299	499	683
Gain on disposal of subsidiaries	211	1,233	908	1,234
Impairment loss on intangible assets and goodwill	—	—	(416)	—

Income before income taxes	3,869	2,042	2,015	1,037
Less: Income tax expense	3,008	1,907	3,541	2,459

Income/(loss) before loss in equity method investments	861	135	(1,526)	(1,422)
Loss from equity method investment	(203)	(67)	(664)	(291)

Net income/(loss)	658	68	(2,190)	(1,713)
Less: Net income /(loss) attributable to non-controlling interest	427	226	387	(93)
(Decrease)/increase in redeemable non-controlling interest	—	(716)	(143)	169

Net income/(loss) attributable to ordinary shareholders of RYB	231	558	(2,434)	(1,789)

Net income /(loss) per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	0.01	0.02	(0.09)	(0.06)
Diluted	0.01	0.02	(0.09)	(0.06)
Net income /(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	0.01	0.02	(0.09)	(0.06)
Diluted	0.01	0.02	(0.09)	(0.06)
Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	27,666,982	29,213,801	28,074,624	29,213,801
Diluted	28,905,106	30,874,121	28,074,624	29,213,801

Note 1: Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Net income/(loss)	658	68	(2,190)	(1,713)
Other comprehensive income/(loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	2,659	1,458	269	(983)
Total comprehensive income/(loss)	3,317	1,526	(1,921)	(2,696)
Less: Comprehensive income/(loss) attributable to non-controlling interest	874	430	289	(171)
Comprehensive income/(loss) attributable to RYB Education, Inc.	2,443	1,096	(2,210)	(2,525)

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018

Operating income/(loss)	3,322	(134)	166	(3,027)
Share-based compensation expenses	911	1,211	3,962	6,747
Adjusted operating income	4,233	1,077	4,128	3,720

Net income/(loss) attributable to ordinary shareholders of RYB Education, Inc.	231	558	(2,434)	(1,789)
(Decrease)/increase in redeemable non-controlling interest	—	(716)	(143)	169
Share-based compensation expenses	911	1,211	3,962	6,747
Adjusted net income attributable to ordinary shareholders of RYB Education, Inc.	1,142	1,053	1,385	5,127

Net income/(loss)	658	68	(2,190)	(1,713)
Add: Income tax expense	3,008	1,907	3,541	2,459
Depreciation and amortization	2,984	2,360	11,520	8,059
EBITDA	6,650	4,335	12,871	8,805
Share-based compensation expenses	911	1,211	3,962	6,747
Adjusted EBITDA	7,561	5,546	16,833	15,552

Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	0.01	0.02	(0.09)	(0.06)
Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	0.01	0.02	(0.09)	(0.06)

Adjusted net income per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	0.04	0.04	0.05	0.18
Adjusted net income per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	0.04	0.03	0.05	0.16

Weighted average shares used in calculating basic net income/adjusted net income per ADS(Note1)	27,666,982	29,213,801	28,074,624	29,213,801
Weighted average shares used in calculating diluted net income/(loss) per ADS(Note1)	28,905,106	30,874,121	28,074,624	29,213,801
Weighted average shares used in calculating diluted adjusted net income per ADS(Note1)	28,905,106	30,874,121	29,420,725	31,437,498

Adjusted net income per share attributable to ordinary shareholders of RYB Education, Inc. - Basic	0.04	0.04	0.05	0.18
Adjusted net income per share attributable to ordinary shareholders of RYB Education, Inc. - Diluted	0.04	0.03	0.05	0.16

Note 1: Each ADS represents one Class A ordinary share.